UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PACIFIC CAPITAL BANCORP
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

69404P20
(CUSIP Number)
SB Acquisition Company LLC 200 Crescent Court, Suite 1350 Dallas, Texas 75201 Attn: Member (214) 871-5131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 69404P20		13D	Page 2 of 11 Pages
1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SB Acquisition Company LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) □
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
0%
14		type of reporting person*
OO

CUSIP No. 69404P20		13D	Page 3 of 11 Pages
1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ford Financial Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) □
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
0%
14		type of reporting person*
PN

CUSIP No. 69404P20		13D	Page 4 of 11 Pages
1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ford Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) □
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
0%
14		type of reporting person*
PN

CUSIP No. 69404P20		13D	Page 5 of 11 Pages
1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ford Ultimate Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) □
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
0%
14		type of reporting person*
OO

CUSIP No. 69404P20		13D	Page 6 of 11 Pages
1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2009 TCRT
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) □
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □

6		citizenship or place of organization
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
0%
14		type of reporting person*
OO

CUSIP No. 69404P20		13D	Page 7 of 11 Pages
1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gerald J. Ford
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) □
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □

6		citizenship or place of organization
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
0
	9	sole dispositive power
0
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
0
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
0%
14		type of reporting person*
IN

            This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D jointly filed by SB Acquisition Company LLC, Ford Financial Fund, L.P., Ford Management, L.P., Ford Ultimate Management, LLC, 2009 TCRT and Gerald J. Ford (collectively, the “Group”) with the Securities and Exchange Commission (the “Commission”) on September 9, 2010 (the “Initial Schedule 13D”, as amended by Amendment No. 1 to the Schedule 13D jointly filed by the Group with the Commission on March 14, 2012 and as the same may be further amended and supplemented, the “Statement” or the “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Pacific Capital Bancorp (“Common Stock”), a Delaware corporation (the “Company”).  Initially capitalized terms used in this Amendment No. 2 that are not otherwise defined herein shall have the same meanings attributed to them elsewhere in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 4.              Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

“Effective December 1, 2012, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of UNBC.  Under the terms of the Merger Agreement, subject to certain exceptions as set forth in the Merger Agreement, each outstanding share of Common Stock was converted into the right to receive $46.00 in cash."

Item 5.            Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

            “(a)      As of December 1, 2012, the Reporting Persons were the beneficial owners of no shares of Common Stock.

            (b)

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

SB Acquisition Company LLC	—	0	—	0
Ford Financial Fund, L.P.	—	0	—	0
Ford Management, L.P.	—	0	—	0
Ford Ultimate Management, LLC	—	0	—	0
2009 TCRT	—	0	—	0
Gerald J. Ford	—	0	—	0

            (c)        Item 5(c) is hereby supplemented with the information set forth in Item 4 hereof, which is incorporated herein by reference.

            (d)       Not applicable.

            (e)        Effective on December 1, 2012, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock."

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Item 6 is hereby supplemented with the information set forth in Item 4 hereof, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 4, 2012	SB ACQUISITION COMPANY LLC

		By:	Ford Financial Fund, L.P.,
its sole member

		By:	Ford Management, L.P.,
its general partner

		By:	Ford Ultimate Management, LLC
its general partner

		By:	2009 TCRT,
its sole member

		By:	/s/ Gerald J. Ford
Trustee

Date:	December 4, 2012	FORD FINANCIAL FUND, L.P.

		By:	Ford Management, L.P.,
its general partner

		By:	Ford Ultimate Management, LLC
its general partner

		By:	2009 TCRT,
its sole member

		By:	/s/ Gerald J. Ford
Trustee

Date:	December 4, 2012	FORD MANAGEMENT, L.P.

		By:	Ford Ultimate Management, LLC
its general partner

		By:	2009 TCRT,
its sole member

		By:	/s/ Gerald J. Ford
Trustee

Date:	December 4, 2012	FORD ULTIMATE MANAGEMENT, LLC

		By:	2009 TCRT,
its sole member

		By:	/s/ Gerald J. Ford
Trustee

Date:	December 4, 2012	2009 TCRT

		By:	/s/ Gerald J. Ford
Trustee

Date:	December 4, 2012	/s/ Gerald J. Ford
Gerald J. Ford